EXHIBIT 99.57

May 12, 2011	News Release 11-16

Pretivm Reports Positive Metallurgical Results at Brucejack

Vancouver, British Columbia (May 12, 2011; TSX:PVG) - Pretium Resources Inc. (“Pretivm”) is pleased to report positive preliminary metallurgical results for its wholly-owned Brucejack Project located 65 kilometers north of Stewart, British Columbia.

Based on a combination of gravity concentration and conventional leaching of a bulk flotation concentrate producing doré, precious metal recoveries from the higher-grade Brucejack mineralization are estimated as follows:

•	Gold recoveries range from 92% to 95%, with recoveries increasing with grade for sample grades ranging from 6 grams per tonne gold to 14 grams per tonne gold.
•	Silver recoveries range from 73% to 76%, with recoveries increasing with grade for sample grades ranging from 20 grams per tonne silver to 120 grams per tonne silver.

A high-grade West Zone composite sample with a head grade of 77 grams per tonne gold achieved recoveries of 99% gold. The test results demonstrate the potential for excellent recoveries from the high-grade mineralization at Brucejack.

The testwork was conducted at Inspectorate Exploration and Mining Services Ltd., located in Richmond BC, under the supervision of independent consultant Frank Wright, P.Eng.  The data is preliminary and subject to confirmation and further variability testing.

Preliminary Economic Assessment

A preliminary economic assessment (PEA) is underway based on the high-grade Brucejack resource which comprises Measured and Indicated resources of 903,000 ounces of gold and 21.92 million ounces of silver (3.67 million tonnes grading 7.66 grams per tonne gold and 185.84 grams per tonne silver) and Inferred resources of 1.90 million ounces of gold and 7.45 million ounces of silver (4.71 million tonnes grading 12.54 grams per tonne gold and 49.24 grams per tonne silver) at a 5.0 gram per tonne gold-equivalent cut-off.  The high-grade resource is a subset of the bulk-tonnage Brucejack resource which increased by 134% from 2010 to 2011. (For Brucejack resource estimates see news release dated February 22, 2011). The study has progressed ahead of schedule and is now expected to be completed in June, 2011.

Exploration 2011

Over 50,000 meters of drilling is planned at Brucejack this season, with four drills scheduled to arrive in late May and a second group of four drills arriving in early June.  A majority of the drilling will be concentrated on the known areas of high-grade mineralization with the intention of (a) tightening the drill spacing to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories and to improve knowledge of the continuity of the high-grade mineralization for the Valley of the Kings and other high-grade zones (b) testing the high-grade mineralization to depths greater than the current 650 metres and (c) following up on a number of high-grade intercepts encountered in the 2009 and 2010 drill programs that are not sufficiently defined to be included in the high-grade resource.

The camp at site has been opened, and an expansion is underway to accommodate up to 120 people.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in north-western British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.  The combined bulk tonnage resource at Brucejack and Snowfield, one of the largest in North America, comprises over 34 million ounces of measured and indicated gold resources and 22 million ounces of inferred gold resources; and 192 million ounces of measured and indicated silver resources and 202 million ounces of inferred silver resources.  Details on the mineral resources at Pretivm’s Brucejack and Snowfield projects are available at www.pretivm.com.

For further information, please contact:

Robert Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)566-8782
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.